Veracyte, Inc.
7000 Shoreline Court, Suite 250
South San Francisco, CA 94080
(650) 243-6300

VIA EDGAR

August 25, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:  Ms. Tia L. Jenkins

Dear Ms. Jenkins:

This letter will confirm that the staff (the “Staff”) of the Securities and Exchange Commission has granted to Veracyte, Inc. (the “Company”) an extension to respond to the comments on the Company’s 2014 Form 10-K received from the Staff in its letter to the Company dated August 14, 2015.  Per my conversation today with Mr. John Archfield on behalf of the Staff, the Company will respond to the Staff’s comments on or prior to September 4, 2015.

Thank you for your assistance in granting the extension.  Should you have any questions regarding this letter, please call me at (650) 243-6300.

Sincerely

/s/ Julie A. Brooks
Julie A. Brooks
Executive Vice President and General Counsel
Veracyte, Inc.

cc:	Bonnie H. Anderson, Veracyte, Inc.
Shelly D. Guyer, Veracyte, Inc.